[LETTERHEAD OF DECHERT LLP]
August 14, 2007
Via Edgar
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)—Post-Effective Amendment No. 157 filed April 30, 2007 (the “Amendment”)
Dear Ms. Stirling:
This letter responds to comments you provided to Dechert LLP in a telephonic discussion on Friday, June 8, 2007, with respect to the Amendment. This Amendment, which introduced seven new series of the Trust, was scheduled to become effective in mid-July. However, we have subsequently filed two delaying amendments, the first on July 13, 2007 (Post-Effective Amendment No. 160) and the second on August 10, 2007 (Post-Effective Amendment No. 161). At the present time, the intent is to have the seven new funds become effective at different times, as outlined below.
•	Goldman Sachs Tax-Advantaged Global Equity Portfolio, Goldman Sachs Enhanced Dividend Global Equity Portfolio, and Goldman Sachs Taxable Satellite Portfolio: For these three new funds, we will be filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), another amendment that will include only these funds. This filing will become effective in late October, and we will then make another filing in late October relating to these funds pursuant to Rule 485(b) under the 1933 Act, which will include non-material changes to the funds’ disclosure.

•	Goldman Sachs Structured International Small Cap Fund and Goldman Sachs Structured Emerging Markets Equity Fund: As it stands, these two new funds are scheduled to become effective in September. We will make another filing relating to these funds in September, pursuant to Rule 485(b) under the 1933 Act, which will include non-material changes to the funds’ disclosure.

•	Goldman Sachs Structured International Tax-Managed Equity Fund and Goldman Sachs International Equity Dividend and Premium Fund: We plan to have these two new funds become effective in late October. Therefore, we will be filing a delaying amendment relating to these funds in September and perhaps another in October. During October, we will make a filing relating to these funds, pursuant to Rule 485(b) under the 1933 Act, which will include non-material changes to the funds’ disclosure.
Because we will soon be making a filing pursuant to Rule 485(a) relating to Goldman Sachs Tax-Advantaged Global Equity, Goldman Sachs Enhanced Dividend Global Equity, and Goldman Sachs Taxable Satellite Portfolios, and that filing will include our responses to many of your June comments, we would now like to address those comments. To the extent that your June comments and our responses relate to the remaining four funds, our responses will be reflected in those funds’ upcoming 485(b) filings. For each prospectus filed as part of the Amendment, we have reproduced your comments below, followed by our responses.
General comments
1.	Comment: Please revise the sections titled “Portfolio Fees and Expenses” so that all of the footnotes, including those concerning expense figures that reflect management fee waivers and/or expense limitations, follow the fees and expenses information for all of the Portfolios.

Response: We believe that the current presentation complies with the requirements of Form N-1A, and that this presentation is easy for shareholders to understand. As a result, we decline to make this change.

2.	Comment: Under the sections titled “Service Providers,” please provide information on the Portfolio Managers’ business experience for the last five years according to Item 5(a)(2) of Form N-1A, including descriptions of job responsibilities where titles are insufficiently descriptive.

Response: We have added additional disclosure relating to the Portfolio Managers’ business experience for the last five years.

Comments Specific to the Prospectus for the Goldman Sachs Tax-Advantaged Global Equity Portfolio, Goldman Sachs Enhanced Dividend Global Equity Portfolio, and Goldman Sachs Taxable Satellite Portfolio
3.	Comment: On page 3, under the section titled “Portfolio Investment Objectives and Strategies,” please revise the Goldman Sachs Tax-Advantaged Global Equity Portfolio’s principal investment strategy disclosure to explain the characterization of the Fund as a “tax-advantaged” portfolio.

Response: We have added the requested disclosure.

4.	Comment: On page 5, under the section titled “Portfolio Investment Objectives and Strategies,” please revise the Goldman Sachs Enhanced Dividend Global Equity Portfolio’s principal investment strategy disclosure to explain the characterization of the Portfolio as an “enhanced dividend” portfolio.

Response: We have added the requested disclosure.

5.	Comment: On page 7, under the section titled “Portfolio Investment Objectives and Strategies,” please revise the Goldman Sachs Taxable Satellite Portfolio’s principal investment strategy disclosure to explain the characterization of the Portfolio as a “satellite” portfolio.

Response: We have added the requested disclosure.

6.	Comment: Please reconcile the percentages of the expected investment allocations for the Goldman Sachs Taxable Satellite Portfolio, as they are set forth under the section titled “Portfolio Investment Objectives and Strategies” on page 7 with those percentages set forth under the section titled “Principal Investment Strategies” on page 8 [note: this information now appears on page 9 of the revised prospectus].

Response: Please note that the percentages appear to be consistent. The High Yield and the Emerging Markets Debt Funds account for the 40% target for fixed income investments, while the Real Estate Securities and the International Real Estate Securities Funds account for the 60% target for equity investments. As is stipulated in the “Range” column of this table, these percentages may vary.

7.	Comment: On page 13 [note: this information now appears on pages 15-19 of the revised prospectus], under the section titled “Description of the Underlying Funds,” please revise the Investment Criteria for the Structured International Tax-Managed Equity and the Structured Tax-Managed Equity Funds to reflect the Funds’ characterization as “tax-managed” funds.

Response: We have added the requested disclosure.

8.	Please define the term “GQE” appearing on page 32.

Response: We have made clear that this acronym stands for “Global Quantitative Equity.”
Comments Specific to the Prospectus for the Goldman Sachs Structured International Tax-Managed Equity Fund and Goldman Sachs International Equity Dividend and Premium Fund
9.	Comment: On page 6, under the section titled “Fund Investment Objective and Strategies,” please revise the Goldman Sachs International Equity Dividend and Premium Fund’s investment objective, as one of the components of “total return” is “income.”

Response: We have revised the investment objective as requested.
* * * * *
Please contact the undersigned at 202.261.3459 with any comments or questions concerning this correspondence.
Sincerely,
/s/ Reza Pishva
Reza Pishva
cc: Patricia Meyer, Goldman Sachs Asset Management, L.P.

4